Grupo PRISA





To: **Mr. Paul Dudek**

Office of International Corporate Finance
Securities Exchange Comission

No. Fax: 1-202-942.96.24

From: **Mr. Miguel Satrústegui**

Promotora de Informaciones, S.A.

No. Fax: 91.330.10.70

Date: 7/03/05
No. of pages (including this one): - 9-

Re: Promotora de Informaciones, S.A. (File No. 82-5213)
Information Pursuant to Rule 12g3-2(b)

Dear Sir,

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find enclosed the following documentation:

- The English version of the notice of a significant event (*Comunicación de hecho relevante*), dated March 1, 2005, as well as the English version of the announcement published on said date regarding the General Shareholders' Meeting. The following documents that were attached to said notice are available in the web of the company (www.prisa.es.):

i) audited financial statements of the Company and its consolidated Group referred to the year 2004;

ii) Directors' Report concerning the proposal to delegate to the Board of Directors powers to increase share capital and to exclude preemptive rights, if deemed warranted (Item Six on the Agenda);

iii) Directors' Report and Auditors' Report concerning the proposal to authorize the Board of Directors to issue bonds that are convertible into and/or exchangeable for shares in the company, as well as warrants or other similar securities that may directly or indirectly grant

3/17

rights to subscribe or acquire stock in the company. Determination of the conditions and types of conversion and/or exchange and the amount of capital increase required. Delegation of powers to the Board of Directors to determine any details of the issue not decided at the Shareholders' Meeting (Item Seven on the Agenda),

iv) Directors' Report and Auditors' Report concerning the proposal to issue bonds convertible into and/or exchangeable for shares in the company, excluding preemptive rights, and delegating the power to implement this resolution to the Board of Directors. Determination of the conditions and types of conversion and/or exchange, and the amount of capital increase required. Delegation of powers to the Board of Directors to determine any details of the issue not decided at the Shareholders' Meeting (Item Eight on the Agenda);

v) The full text of the proposed resolutions corresponding to the items on the Agenda that the Board of Directors will submit at the Shareholders' Meeting.

vi) Forms and conditions for exercising the shareholders' right to information, proxy voting and absentee voting.

vii) Annual Report on Corporate Governance for the 2004 financial year.

viii) Annual Report of the Audit and Compliance Committee for the 2004 financial year.

ix) Rules for Interpreting and Applying the Shareholders' Meeting Regulations of Promotora de Informaciones, S.A.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g3-2, with the understanding that such information and documents will not be deemed filed with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this company is subject to the Exchange Act.

Should you have any questions, please do not hesitate to contact the undersigned at 34-91. 330.10.00, in Madrid, (Spain), calle Gran Vía, 32, 6ª.

Very truly yours,



Miguel Satrústegui
General Secretary

Enclosures

Madrid, March 1, 2005

ANNOUNCEMENT OF RELEVANT INFORMATION

Further to our announcement of relevant information of February 17, 2005 concerning the resolution to call a General Shareholders' Meeting of PROMOTORA DE INFORMACIONES, S.A., we are attaching the announcement to be made public today, as well as the documents which, upon publication of that announcement and pursuant to the provisions of Articles 144, 153, 159, 212 and 292 of the Corporations Law, Article 117 of the Securities Market Law and Article 11 of the Shareholders' Meeting Regulations, shareholders may inspect at the company offices (Gran Vía, 32, Madrid) or on the company webpage (www.prisa.es), or request that they be delivered to them free of charge (ia@prisa.es, phones: 91 330-1003, 91 330-1087 and 91 330-1174):

- The full text of the Company and Consolidated Group's Annual Accounts (Balance Sheets, Profit and Loss Accounts and Annual Reports) and Management Reports for the 2004 fiscal year, together with their respective audit reports (Item One on the Agenda). These documents have been submitted for entry on the National Securities Exchange Commission Register.

- Directors' Report concerning the proposal to delegate to the Board of Directors powers to increase share capital and to exclude preemptive rights, if deemed warranted (Item Six on the Agenda).

- Directors' Report and Auditors' Report concerning the proposal to authorize the Board of Directors to issue bonds that are convertible into and/or exchangeable for shares in the company, as well as warrants or other similar securities that may directly or indirectly grant rights to subscribe or acquire stock in the company. Determination of the conditions and types of conversion and/or exchange and the amount of capital increase required. Delegation of powers to the Board of Directors to determine any details of the issue not decided at the Shareholders' Meeting (Item Seven on the Agenda).

- Directors' Report and Auditors' Report concerning the proposal to issue bonds convertible into and/or exchangeable for shares in the company, excluding preemptive rights, and delegating the power to implement this resolution to the Board of Directors. Determination of the conditions and types of conversion and/or exchange, and the amount of capital increase required. Delegation of powers to the Board of Directors to determine any details of the issue not decided at the Shareholders' Meeting (Item Eight on the Agenda).

- The full text of the proposed resolutions corresponding to the items on the Agenda that the Board of Directors will submit at the Shareholders' Meeting.

- Forms and conditions for exercising the shareholders' right to information, proxy voting and absentee voting.

We likewise wish to inform you that shareholders may inspect the following documents at the company's offices or on the company webpage:

- Annual Report on Corporate Governance for the 2004 financial year, which was sent to the National Securities Exchange Commission on February 17, 2005.

- Annual Report of the Audit and Compliance Committee for the 2004 financial year, which has likewise been sent to the National Securities Exchange Commission.

- Rules for Interpreting and Applying the Shareholders' Meeting Regulations of Promotora de Informaciones, S.A., approved by the Board of Directors, which was sent to the National Securities Exchange Commission on February 17, 2005.

PROMOTORA DE INFORMACIONES, S.A.

Notice of Annual Shareholders' Meeting

By virtue of a resolution passed by the Board of Directors of "Promotora de Informaciones, Sociedad Anónima," in compliance with the provisions of the Company Bylaws and the Shareholders' Meeting Regulations and pursuant to the provisions of the current Corporations Law, all shareholders are hereby invited to attend the Annual Shareholders' Meeting to be held in Madrid on Thursday March 17, 2005 at the Círculo de Bellas Artes, Marqués de Casa Riera no. 2 at 12:00 pm if a quorum is achieved at that time, and at the same time and place on March 18, 2005 if it is not.

The Annual Meeting will presumably be held when first called, that is, on March 17, 2005 at the place and time indicated above.

The matters to be discussed at the meeting are those contained in the following

AGENDA

One- Review and, if warranted, approval of the Annual Accounts (Balance Sheets, Profit & Loss Accounts and Annual Reports) and Management Reports for both the Company and the Consolidated Group for the 2004 financial year, and a proposal regarding the distribution of profits.

Two.- Approval of the Board of Directors' management of the company during the 2004 financial year.

Three.- Adoption of pertinent resolutions concerning the auditors of both the company and the consolidated group accounts, pursuant to the provisions of Article 42 of the Commercial Code and Article 204 of the Corporations Law.

Four.- Determination of the number of directors, and removal and appointment of directors.

Five.- Authorization of the direct or indirect derivative acquisition of treasury shares within the legal limits and requirements.

Revocation of any unexercised powers authorizing the derivative acquisition of treasury shares granted at the Annual Shareholders' Meeting on April 15, 2004.

Six.- Delegation of powers to the Board of Directors to increase share capital one or several times, with or without issue premiums, with powers to exclude preemptive rights if deemed warranted, in the terms and conditions and within the time limits set forth in Article 153.1 b) of the Corporations Law.

Revocation of the powers granted in that regard at the General Shareholders' Meeting on April 19, 2001.

Seven.- Authorization for the Board of Directors to issue bonds that are convertible and/or exchangeable for shares in the company, as well as warrants or other similar securities that may directly or indirectly grant rights to subscribe or acquire stock in the company. Determination of the conditions and types of conversion and/or exchange and the amount of capital increase required. Delegation of powers to the Board of Directors to determine any details of the issue not decided at the Shareholders' Meeting.

Eight.- Issue of bonds convertible into and/or exchangeable for shares in the company, excluding preemptive rights, delegating the power to implement this resolution to the Board of Directors. Determination of the conditions and types of conversion and/or exchange, and the amount of capital increase required. Delegation of powers to the Board of Directors to determine any details of the issue not decided at the Shareholders' Meeting.

Nine.- Delegation of powers.

RIGHT TO ATTEND

Pursuant to the provisions of Article 15 of the Company Bylaws, Article 7 of the Shareholders' Meeting Regulations and Article 104 of the Corporations Law, all shareholders who either individually or as a group hold at least 60 shares recorded on the corresponding share ledger five days prior to the date that the meeting is held and who obtain the corresponding attendance card issued by one of the depositary entities belonging to Iberclear may attend the meeting.

RIGHT OF REPRESENTATION

All shareholders entitled to attend may appoint a proxy to represent him/her at the Shareholders' Meeting by complying with the requisites and formalities set forth in Article 15 of the Company Bylaws, Articles 8 ff. of the Shareholders' Regulations and in law.

Representation by proxy shall be noted on the attendance card or in a letter which, in either case, must bear an original signature. The document designating a proxy must contain or be accompanied by the meeting agenda as well as a request for instructions as to how to exercise the right to vote and an indication as to how the proxy should vote if precise instructions are not provided. If the shareholder appointing a proxy fails to give him voting instructions, it is understood that he shall vote in favor of the Board of Directors' proposals.

A proxy may likewise be granted by electronic means using the Company's web page, and the electronic document sent by the shareholder must include a recognized or advanced digital signature of any of the providers of certification services listed in the following section concerning absentee voting. Representation by proxy using electronic means must be received by the Company at its headquarters at least 24 hours before the first time that the meeting is scheduled to be convened.

ABSENTEE VOTING

Shareholders may cast absentee votes by fulfilling the requisites and formalities set forth in Article 15 of the Company Bylaws, Articles 8 ff. of the Shareholders' Regulations and in law.

To vote by post, shareholders must fill out and return to the Company a standard form provided by the Company for that purpose, which shall include the information necessary to verify that the person in question is indeed a shareholder, and the shareholder's signature must be notarized or recognized by a depositary entity participating in Iberclear. If the case of corporate entities, the form must be accompanied by a document evidencing that the person signing the form has sufficient powers to do so.

Votes may be cast by electronic means through the Company web page, and the electronic document that shareholders send for that purpose must include a recognized or advanced digital signature from any of the following providers of certification services: CERES (Fábrica Nacional de Moneda y Timbre - Real Casa de la Moneda), CAMERFIRMA or ANCERT (Agencia Notarial de Certificación).

Absentee votes must be received by the Company at its headquarters at least 24 hours before the first time that the meeting is scheduled to be convened. If not, the vote will be considered as not having been cast.

RIGHT TO INFORMATION

Upon publication of this Notice of Meeting and in compliance with the provision of Articles 144, 153, 159, 212 and 292 of the Corporations Law, Article 117 of the Securities Market Law and Article 11 of the Shareholders' Meeting Regulations, shareholders may inspect the following documents at the Company's offices (Gran Vía 32, Madrid), on the Company webpage (www.prisa.es), or request that they be delivered to them free of charge (by contacting the Shareholders. Information Office from 9:30am-2:00pm and 4:30pm-7:00pm, Mon.-Fri., phone nos. 91 330-1003, 91 330-1087 and 91 330-1174, or by email at ia@prisa.es):

- The full text of the Company and Consolidated Group's Annual Accounts (Balance Sheets, Profit and Loss Accounts and Annual Reports) and Management Reports for the 2004 fiscal year, together with their respective audit reports (Item One on the Agenda).

- Directors' Report concerning the proposal to delegate to the Board of Directors powers to increase share capital and to exclude preemptive rights, if deemed warranted (Item Six on the Agenda).

- Directors' Report and Auditors' Report concerning the proposal to authorize the Board of Directors to issue bonds that are convertible and/or exchangeable for

shares in the company, as well as warrants or other similar securities that may directly or indirectly grant rights to subscribe or acquire stock in the company. Determination of the conditions and types of conversion and/or exchange and the amount of capital increase required. Delegation of powers to the Board of Directors to determine any details of the issue not decided at the Shareholders' Meeting (Item Seven on the Agenda).

- Directors' Report and Auditors' Report concerning the proposal to issue bonds convertible into and/or exchangeable for shares in the company, excluding preemptive rights, and delegating the power to implement this resolution to the Board of Directors. Determination of the conditions and types of conversion and/or exchange, and the amount of capital increase required. Delegation of powers to the Board of Directors to determine any details of the issue not decided at the Shareholders' Meeting (Item Eight on the Agenda).

- The full text of the proposed resolutions corresponding to the items on the Agenda that the Board of Directors will submit at the Shareholders' Meeting.

- Forms and conditions for exercising the shareholders' right to information, proxy voting and absentee voting.

Shareholders may likewise inspect the following documents at the Company's offices (Gran Vía 32, Madrid), and on the Company webpage (www.prisa.es):

- Annual Report on Corporate Governance for the 2004 financial year.

- Annual Report of the Audit and Compliance Committee for the 2004 financial year.

- Rules for Interpreting and Applying the Shareholders' Meeting Regulations of Promotora de Informaciones, S.A., approved by the Board of Directors.

Pursuant to the provisions of Article 112 of the Corporations Law and Article 6 of the Shareholders' Meeting Regulations, up to seven days prior to the date of the general meeting shareholders may request in writing that the directors provide them with information or clarification, or pose questions concerning the items on the Agenda or the information made available to the public by the Company in its announcements to the National Securities Exchange Commission since the last general meeting.

Requests for information must conform to the rules set forth in Article 6 of the Shareholders' Meeting Regulations. In written requests for information, applicants must prove their identity by means of a photocopy of their National ID Card or passport and, in the case of corporate entities, a document evidencing that the person requesting the information has sufficient powers to do so. In addition, persons requesting information must demonstrate that they are indeed shareholders or provide sufficient evidence to that effect (concerning the number of shares, depository entity, etc.), so that this can by verified by the Company.

The right to information through digital means may be exercised via the Company webpage, and the electronic document that shareholders send in order to do so must include a recognized or advanced digital signature from any of the providers of certification services listed above in the section on absentee voting.

PRESENCE OF A NOTARY

Pursuant to Article 114 of the Corporations Law and Article 15 of the Shareholders' Meeting Regulations, the Board of Directors has resolved to have a Notary present to take the minutes of the Shareholders' Meeting.

Madrid, February 25, 2005

Secretary of the Board of Directors

Grupo PRISA



To: Mr. Paul Dudek

Office of International Corporate Finance
Securities Exchange Comission

No. Fax: 1-202-942.96.24

From: Mr. Miguel Satrústegui

Promotora de Informaciones, S.A.

No. Fax: 91.330.10.70

Date: 2/03/05

No. of pages (including this one): - 9-

Re: Promotora de Informaciones, S.A. (File No. 82-5213)
Information Pursuant to Rule 12g3-2(b)

Dear Sir,

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find enclosed the following documentation:

A) Notice of significant event (Comunicación de hecho relevante), dated February, 15, 2005, regarding the proposal of Prisa to acquire 100% of the share capital in Lusomundo ServiÇos, SGPS, S.A. The English version of this document is attached as **Item 1.**

B) Notice of significant event (Comunicación de hecho relevante), dated February, 17, 2005, regarding the notice of the General Shareholders' Meeting and related agenda. The English version of this document is attached as **Item 2.**

C) Notice of significant event (Comunicación de hecho relevante), dated February, 17, 2005, regarding the resignation of Mr. Ricardo Diez Hochleitner from his post as director. The English version of this document is attached as **Item 3.**

D) Notice of significant event (*Comunicación de hecho relevante*), dated February, 17, 2005, regarding the rules approved by the Board of Directors, for interpreting and applying the Regulations of the General Shareholders Meeting. The English version of this document is attached as **Item 4.**

E) Additionally, Prisa has noticed, as a significant event (*Comunicación de hecho relevante*), the Annual Report of Corporate Governance, relating to the financial year 2004. The English version of the Annual Report of Corporate Governance is available in the web of the company (www.prisa.es)

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g3-2, with the understanding that such information and documents will not be deemed filed with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this company is subject to the Exchange Act.

Should you have any questions, please do not hesitate to contact the undersigned at 34-91. 330.10.00, in Madrid, (Spain), calle Gran Vía, 32, 6ª.

Very truly yours,



Miguel Satrústegui
General Secretary

Enclosures

ITEM 1

In view of the numerous requests for information received, the PRISA Group confirms that it has presented its proposal to acquire 100% of the share capital in Lusomundo Serviços, SGPS, SA, in the context of the sale of that company that is being organized by PT Multimedia, Serviços de Telecomunicaçoes y Multimedia, SGPS, SA.

Madrid, February 15, 2005

ITEM 2

Madrid, February 17, 2005

ANNOUNCEMENT OF RELEVANT INFORMATION

This is to announce that at its meeting held today the Board of Directors of PROMOTORA DE INFORMACIONES, S.A. resolved to hold its General Shareholders' Meeting on March 17, 2005, presumably at the time specified for it to be first convened.

The agenda for the meeting is as follows:

1. Review and, if warranted, approval of the Annual Accounts (Balance Sheets, Profit & Loss Accounts and Annual Reports) and Management Reports for both the Company and the Consolidated Group for the 2004 financial year, and proposal regarding the distribution of profits.

2. Approval of the Board of Directors' management of the company during the 2004 financial year.

3. Adoption of pertinent resolutions concerning the auditors of both the company and the consolidated group accounts, pursuant to the provisions of Article 42 of the Commercial Code and Article 204 of the Corporations Law.

4. Determination of the number of directors, and removal and appointment of directors.

5. Authorization of the direct or indirect derivative acquisition of treasury shares, within the legal limits and requirements.

Revocation of any unexercised powers authorizing the derivative acquisition of treasury shares granted at the General Shareholders Meeting of April 15, 2004.

6. Delegation of powers to the Board of Directors to increase share capital one or several times, with or without issue premiums, with powers to exclude preemptive rights if deemed warranted, and in the terms and conditions and within the time limits set forth in Article 153.1 b) of the Corporations Law.

Revocation of the powers granted in that regard at the General Shareholders' Meeting of April 19, 2001.

7. Authorization for the Board of Directors to issue bonds that are convertible and/or exchangeable for shares in the company, as well as warrants or other similar

securities that may directly or indirectly grant rights to subscribe or acquire stock in the company. Determination of the bases and types of conversion and/or exchange and the amount of capital increase required. Delegation of powers to the Board of Directors to determine any details of the issue not decided at the Shareholders' Meeting.

8. Issue of bonds convertible into and/or exchangeable for shares in the company, excluding preemptive rights, and delegating the power to implement this resolution to the Board of Directors. Determination of the bases and types of conversion and/or exchange, and the amount of capital increase required. Delegation of powers to the Board of Directors to determine any details of the issue not decided at the Shareholders' Meeting.

9. Delegation of Powers.

The Board of Directors has resolved to delegate to the Chairman of the Board of Directors and the Chief Executive Officer the joint and several powers to add other items to the agenda, as well as to delete or modify any of the items agreed by the Board, having likewise resolved that a Notary Public shall be present to take the minutes of the Shareholders' Meeting, pursuant to the provisions of Article 114 of the Corporations Law.

Pursuant to the Third Additional Provision of Royal Decree 291/1992 of March 27, PROMOTORA DE INFORMACIONES, S.A. shall remit to the management companies of the respective stock exchanges and to the National Stock Exchange Commission copies of its individual and consolidated annual accounts and management reports and their corresponding audit reports, no later than the date of publication of the Notice of the General Shareholders Meeting.

ITEM 3

Madrid, February 17, 2005

ANNOUNCEMENT OF RELEVANT INFORMATION

This is to announce that at its meeting held today, the Board of Directors of PROMOTORA DE INFORMACIONES, S.A. accepted the resignation of Mr. Ricardo Díez Hochleitner from his post as director, thanking him for the important services that he has rendered the Company.

ITEM 4

Madrid, February 17, 2005

ANNOUNCEMENT OF RELEVANT INFORMATION

This is to announce that, further to a prior favorable report from the Audit and Compliance Committee, at its meeting held today the Board of Directors of PROMOTORA DE INFORMACIONES, S.A. approved the following rules for interpreting and applying the Regulations of the General Shareholders' Meeting, pursuant to the provisions of Article 26 thereof.

These rules shall likewise be made available to shareholders on the company webpage (www.prisa.es).

Rules for Interpreting and Applying the
Regulations of the General Shareholders' Meeting of
Promotora de Informaciones, S.A. (PRISA)

Further to a prior favorable report from the Audit and Compliance Committee, in its meeting held on February 17, 2005 the Board of Directors of Promotora de Informaciones, S.A. approved the present document for interpreting and applying the Regulations of the General Shareholders' Meeting, pursuant to the provisions of Article 26 thereof, which states that the Regulations shall be interpreted by the Board of Directors in accordance with the Company Bylaws and applicable legal provisions.

Signature of the shareholder on votes cast by electronic means

Given that Article 11.2.c) of the del Regulations provides that shareholders may vote by electronic means, the electronic document that they send must include a recognized electronic signature as used by the shareholders, or another type of electronic signature that the Board of Directors, in view of the state of the art and applicable legal provisions, declares to be sufficient in a prior resolution adopted in that regard because it is deemed to provide adequate guarantee of authenticity and to identify the shareholders exercising their voting rights. The recognized or advanced electronic signatures of any of the following providers of certification services are deemed sufficient, since the Board of Directors considers adequate their guarantees of authenticity and their capacity to identify shareholders when casting their votes:

- CERES (Fábrica Nacional de Moneda y Timbre- Real Casa de la Moneda)
- CAMERFIRMA
- ANCERT (Agencia Notarial de Certificación)

The requisites set forth in the preceding paragraph shall likewise be applicable when shareholders exercise their right to information via email or another means of electronic communication, as well as when shareholders delegate their votes by electronic means, in accordance with the provisions of Articles 6.5 and 8.4 of the Regulations.

Irrevocability of the Votes Cast

Given that Article 8.5 of the Regulations provides for revoking votes by proxy but, in contrast, there is no provision in the Regulations for revoking votes, it shall be understood that a shareholder's validly cast vote, whether cast by mail or by electronic means, shall be deemed to be irrevocable.

Representation by Proxy

1. In view of the provisions of Article 1,710 of the Civil Code that provides that mandates must be accepted either expressly or implicitly, it should be interpreted that voting rights delegated by one shareholder to another must be expressly accepted by the latter by means of affixing his original signature to the corresponding document, or by accepting the delegated vote personally before the organizers of the Shareholders'

Meeting or presenting to the Company a notarized general power of attorney granting authorization to administer all of the shareholder's assets within Spain, as provided in Article 8.1 of the Regulations.

2. In view of the literal terms of Article 15 c) of the Company Bylaws, the error in the publication of Article 8.1 of the Regulations shall be corrected by replacing the word "principal" with "proxy" at the beginning of the third sentence of the article. The article shall thus read as follows:

Shareholders may vote by proxy, delegating their votes to another shareholder. Proxies shall be granted for a specific shareholders' meeting. This requisite will not apply when the proxy holds a general power of attorney set forth in a notarial instrument, granting him power to administer all of the principal's assets within Spain. Representation by proxy shall be indicated on the attendance card or in a letter, in either case bearing an original signature.